Expense Limitation Agreement

November 26, 2012

To:

Mutual Fund Series Trust

17605 Wright Street

Omaha, NE 68130

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Empiric Core Equity Fund (the “Fund”) pursuant to a Management Agreement dated as of November 26, 2012 (the “Agreement”).

Upon the reorganization of the Fund into the Mutual Fund Series Trust, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; borrowing and liquidity costs such as interest and dividends on securities sold short; taxes; underlying/acquired fund expenses; 12b-1 distribution plan expenses, and extraordinary expenses) at the percentage of average daily net assets and term as stated in Exhibit A for the Fund.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, EMPIRIC ADVISORS, INC. By:/s/Mark A. Coffelt Mark A. Coffelt, President

The foregoing Agreement is hereby accepted.

MUTUAL FUND SERIES TRUST By: /s/Jerry Szilagyi Jerry Szilagyi, Trustee

Exhibit A

November 26, 2012

Fund	Percent of Net Assets	Term
Empiric Core Equity Fund	1.73	1/31/16